FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ John Zhonghan Deng
	Name:	John Zhonghan Deng
	Title:	Chairman and Chief Executive Officer
Date: January 12, 2007

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Exhibit 99.1

VIMICRO APPOINTS ACTING CHIEF FINANCIAL OFFICER

Beijing, China – January 11, 2007 – Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced the appointment of Lawrence Tse as Acting Chief Financial Officer. Tse replaces Xiaosong Zhang, who recently resigned from the position in order to pursue other opportunities.

Tse has over 25 years of financial and accounting experience and currently serves as an advisor at General Atlantic, a leading global private equity firm. Tse has held several senior finance positions that have most recently included positions with Hewlett-Packard Asia Pacific Ltd., Hewlett-Packard Hong Kong Ltd. and China Hewlett-Packard Ltd. Tse obtained his MBA degree and bachelor’s degree in economics from the Chinese University of Hong Kong. He has also been a fellow of the Hong Kong Institute of Certified Public Accountants since 1988 and a fellow of CPA Australia since 1996.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Investor Contact:

Leanne Sievers/ Ryan Bright

Shelton Group

949.224.3874

972.239.5119 ext. 159

lsievers@sheltongroup.com/rbright@sheltongroup.com

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